UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                 X                                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No                  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No                  X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Further to the notice of inside information of 16 March 2022, with registration number 1365 (the “Execution II”), and pursuant to article 5 of Regulation (EU) no. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and to articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, BBVA informs –on the basis of the information received from Goldman Sachs International as the First Segment1 manager– that it has carried out the following transactions over BBVA shares in execution of the First Segment between 16 and 23 March 2022 (both inclusive):

Date	Security	Transaction	Trading Venue	Number of Shares	Weighted average price €
16/03/2022	BBVA. MC	Purchase	XMAD	935.000	5,3640
16/03/2022	BBVA. MC	Purchase	CEUX
16/03/2022	BBVA. MC	Purchase	TQEX
16/03/2022	BBVA. MC	Purchase	AQEU
17/03/2022	BBVA. MC	Purchase	XMAD	743.500	5,2823
17/03/2022	BBVA. MC	Purchase	CEUX
17/03/2022	BBVA. MC	Purchase	TQEX
17/03/2022	BBVA. MC	Purchase	AQEU
18/03/2022	BBVA. MC	Purchase	XMAD	739.000	5,2656
18/03/2022	BBVA. MC	Purchase	CEUX
18/03/2022	BBVA. MC	Purchase	TQEX
18/03/2022	BBVA. MC	Purchase	AQEU
21/03/2022	BBVA. MC	Purchase	XMAD	744.000	5,3114
21/03/2022	BBVA. MC	Purchase	CEUX
21/03/2022	BBVA. MC	Purchase	TQEX
21/03/2022	BBVA. MC	Purchase	AQEU
22/03/2022	BBVA. MC	Purchase	XMAD	700.000	5,3648
22/03/2022	BBVA. MC	Purchase	CEUX
22/03/2022	BBVA. MC	Purchase	TQEX
22/03/2022	BBVA. MC	Purchase	AQEU
23/03/2022	BBVA. MC	Purchase	XMAD	680.000	5,2649
23/03/2022	BBVA. MC	Purchase	CEUX
23/03/2022	BBVA. MC	Purchase	TQEX
23/03/2022	BBVA. MC	Purchase	AQEU
			TOTAL	4.541.500

[1]	“First Segment” has the same meaning as in the Execution II.

The number of shares purchased to date as a result of the execution of the First Segment amounts to 4.541.500, which represent 2% of the maximum cash amount.

Issuer name: Banco Bilbao Vizcaya Argentaria, S.A. - LEI K8MS7FD7N5Z2WQ51AZ71

ISIN Code of the ordinary shares of BBVA: ES0113211835

Detailed information regarding the transactions carried out within the referred period is attached as Annex I.

Madrid, 24 March 2022

ANNEX 1

Detailed information on each of the transactions carried out in execution of the First Segment between 16 and 23 March 2022 (both inclusive)

https://shareholdersandinvestors.bbva.com/the-share/significant-events/#2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 24, 2022

By: /s/ Antonio Borraz Peralta

Name: Antonio Borraz Peralta

Title: Assets and Liabilities Management Director